 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

   Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
1934

August 14, 2009

Commission File Number 001-14978

SMITH & NEPHEW plc
 (Registrant's name)

15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

   Form 20-F  X                   Form 40-F
    ---                                   ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                            No  X
---                               ---

      [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                            No  X
---                              ---

     [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
 Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

                  Yes                            No  X
                        ---                               ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                         Smith & Nephew Plc
                                                 (Registrant)

Date: August 14, 2009

                                                                       By:   /s/ Susan Henderson
                                                        -----------------
                                                 Susan Henderson
                                                 Company Secretary

RIS Announcement -Award grant
Smith & Nephew Plc
 ("the Company")

Employee Share Plans - Announcement of transaction in ordinary shares of
US$0.20 each

and American
D
epository
S
hares
(ADSs) representing five ordinary shares
of
US
$
0.20

each.
The Company announces that on
13 August
 2009

conditional
awards

were
 made under the Company's
2004 Performance Share
Plan
, 2001 US Share Option Plan, 2001 UK Unapproved Share Plan and the 2004 Executive Share Option Plans
 to persons discharging managerial responsibility ("PDMR") as detailed in the table
s
 below. No co
nsideration is payable for the award
s
.
PERFORMANCE SHARE PLAN
 ("PSP")

Name	PDMR	Number of shares subject to award	Total Number of Shares over which awards held under the PSP following Notification
David Illingworth	Chief Executive	53,362 ADSs	600,016 ordinary shares (of which 69,534 are held as ADSs )
Adrian Hennah	Chief Financial Officer	161,273 ordinary shares	389,591 ordinary shares
Mark Augusti	PDMR	8,590 ADSs	18,859 ADSs
Elizabeth Bolgiano	PDMR	8,002 ADSs	15,957 ADSs
John Campo	PDMR	8,817 ADSs	14,658 ADSs
Joseph DeVivo	PDMR	9,481 ADSs	21,086 ADSs
Michael Frazzette	PDMR	9,007 ADSs	19,710 ADSs
Gordon Howe	PDMR	7,300 ADSs	13,680 ADSs
Roger Teasdale	PDMR	35,229 ordinary shares	59,312 ordinary shares

Notes:
  There are performance conditions attached to the release of this award under the Performance Share Plan, and the awards will vest, subject to the achievement of the performance conditions which are measured from 1January 2009
   to
   31 December 2011
  , on 13 August 2012
  .
  1 ADS is equal to 5 ordinary shares of US$0.20
  The transaction took place
  in
   London, UK
  This announcement is made following notifications under Disclosure Rule 3.1.2.

2001 US SHARE

OPTION AND 2001 UK UNAPPROVED SHARE PLANS

Name	PDMR	Share Option Plan	Number of Ordinary shares subject to award	Option Price	Total Number of Shares over which Options held following Notification
Mark Augusti	PDMR	US Share Plan	57,191	479p	219,432 ordinary shares (including options over 12,500 ADS)
Elizabeth Bolgiano	PDMR	US Share Plan	53,277	479p	159,201 ordinary shares
John Campo	PDMR	US Share Plan	58,706	479p	147,179 ordinary shares
Joseph DeVivo	PDMR	US Share Plan	63,125	479p	140,320 ordinary shares
Michael Frazzette	PDMR	US Share Plan	59,969	479p	159,062 ordinary shares
Gordon Howe	PDMR	US Share Plan	48,606	479p	150,341 ordinary shares (including options over 4,000 ADS)
Roger Teasdale	PDMR	UK Unapproved Plan	46,972	479p	99,116 ordinary shares

Notes:
  The US Share Option Plan will vest in equal annual tranches over three years following the award date and will be exercisable from 13 August 2012 to 12 August 2019.
  The UK Unapproved Share Option Plan will vest three years from the award date
  , subject to the attainment of the relevant performance conditions and will be exercisable from 13

  August 2012 to 12 August 2019.
  The transaction took place
  in
   London, UK
  This announcement is made following notifications under Disclosure Rule 3.1.2.
2004 EXECUTIVE SHARE OPTION PLAN

Name	PDMR	Number of shares subject to award	Option Price	Total Number of Shares over which Options held following Notification
David Illingworth	Chief Executive	35,575 ADSs	$39.55	697,740 ordinary shares ( including options over 55,575 ADS)
Adrian Hennah	Chief Financial Officer	107,515 ordinary shares	479p	323,008 ordinary shares

Notes:
  There are performance conditions attached to the release of this award under the Executive Share Option Plan and the awards will vest, subject to the achievement of the performance conditions, on
  13 August 2012. Any options which vest will be exercisable from 13

  August 2012 to 12 August 2019
  .
  1ADS is equal to 5 ordinary shares of US$0.20
  The transaction took place
  in
   London, UK
  T
  his announcement is made following notifications under Disclosure Rule 3.1.2

Contact:
Gemma Parsons

Assistant Company Secret
ar
y
Telephone: 020 7401 7646